April 22, 2024

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Doris Stacey Gama

Re:	Assertio Holdings, Inc.
Registration Statement on Form S-3
Filed March 11, 2024
File No. 333-277831

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Assertio Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company be accelerated to 4:01 p.m., Eastern Standard Time, on April 24, 2024 or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Very truly yours,

Assertio Holdings, Inc.

	By:	/s/ Heather Mason
	Name:	Heather Mason
	Title:	Interim Chief Executive Officer

cc: Ryan A. Murr, Gibson, Dunn & Crutcher LLP